Exhibit 99.2

Financial Highlights

UDR, Inc.
As of End of First Quarter 2019
(Unaudited) [1]

Dollars in thousands, except per share and unit	Actual Results 1Q 2019	Guidance as of March 31, 2019 2Q 2019	Full-Year 2019
GAAP Metrics			
Net income/(loss) attributable to UDR, Inc.	$24,503	--	--
Net income/(loss) attributable to common stockholders	$23,492	--	--
Income/(loss) per weighted average common share, diluted	$0.08	$0.08 to $0.10	$0.36 to $0.40
Per Share Metrics			
FFO per common share and unit, diluted	$0.51	$0.50 to $0.52	$2.05 to $2.09
FFO as Adjusted per common share and unit, diluted	$0.50	$0.50 to $0.52	$2.03 to $2.07
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.47	$0.45 to $0.47	$1.87 to $1.91
Dividend declared per share and unit	$0.3425	$0.3425	$1.37 [2]
Same-Store Operating Metrics			
Revenue growth	3.8%	--	3.00% - 4.00%
Expense growth	3.0%	--	2.75% - 3.75%
NOI growth	4.1%	--	3.25% - 4.25%
Physical Occupancy	96.8%	--	96.8% - 97.0%

Property Metrics	Homes	Communities	% of Total NOI
Same-Store	37,959	122	79.5%
Stabilized, Non-Mature	218	1	0.6%
Acquired Communities	1,110	4	1.6%
Redevelopment	653	2	2.5%
Development, completed	1,101	2	3.8%
Non-Residential / Other	N/A	N/A	1.0%
Joint Venture (includes completed JV developments) [3]	8,112	32	10.8%
Developer Capital Program - West Coast Development JV	276	1	0.2%
Sub-total, completed homes	49,429	164	100%
Sold and Held for Disposition	-	-	-
Under Development	-	-	-
Joint Venture Development	366	1	-
Total expected homes [3][4]	49,795	165	100%

Balance Sheet Metrics (adjusted for non-recurring items)	1Q 2019	1Q 2018
Consolidated Interest Coverage Ratio	4.9x	4.6x
Consolidated Fixed Charge Coverage Ratio	4.8x	4.5x
Consolidated Debt as a percentage of Total Assets	30.6%	33.1%
Consolidated Net Debt-to-EBITDAre	5.3x	5.8x



Park Square in King of Prussia, PA (2Q 2019 pending Acquisition)

(1) See Attachment 16 for definitions and other terms.

(2) Annualized for 2019.

(3) Joint venture NOI is based on UDR's share. Homes and communities at 100%.

(4) Excludes 1,909 homes that are part of the Developer Capital Program - Other as described in Attachment 12(B).



Attachment 1

UDR, Inc.
Consolidated Statements of Operations
(Unaudited) [1]

In thousands, except per share amounts	Three Months Ended March 31,	
	2019	2018
REVENUES:		
Rental income	$ 267,922	$ 250,483
Joint venture management and other fees	2,751	2,822
Total revenues	270,673	253,305
OPERATING EXPENSES:		
Property operating and maintenance	41,939	40,587
Real estate taxes and insurance	36,300	33,282
Property management	7,703	6,888
Other operating expenses	5,646	2,009
Real estate depreciation and amortization	112,468	108,136
General and administrative	12,467	11,759
Casualty-related charges/(recoveries), net	-	940
Other depreciation and amortization	1,656	1,691
Total operating expenses	218,179	205,292
Gain/(loss) on sale of real estate owned	-	70,300
Operating income	52,494	118,313
Income/(loss) from unconsolidated entities	49	(1,677)
Interest expense	(33,542)	(29,943)
Interest income and other income/(expense), net [2]	9,813	2,759
Income/(loss) before income taxes	28,814	89,452
Tax (provision)/benefit, net [2]	(2,212)	(227)
Net Income/(loss)	26,602	89,225
Net (income)/loss attributable to redeemable noncontrolling interests in the OP and DownREIT Partnership	(2,057)	(7,390)
Net (income)/loss attributable to noncontrolling interests	(42)	(79)
Net income/(loss) attributable to UDR, Inc.	24,503	81,756
Distributions to preferred stockholders - Series E (Convertible)	(1,011)	(955)
Net income/(loss) attributable to common stockholders	$ 23,492	$ 80,801
Income/(loss) per weighted average common share - basic:	$0.08	$0.30
Income/(loss) per weighted average common share - diluted:	$0.08	$0.30
Common distributions declared per share	$0.3425	$0.3225
Weighted average number of common shares outstanding - basic	277,002	267,546
Weighted average number of common shares outstanding - diluted	277,557	269,208

(1) See Attachment 16 for definitions and other terms.
(2) During 1Q19, UDR earned a promoted interest of $8.5 million on the payment of a promissory note receivable from a multifamily technology company. The estimated tax provision on the payment was approximately $2.0 million.



Attachment 2

UDR, Inc.
Funds From Operations
(Unaudited) [1]

In thousands, except per share and unit amounts	Three Months Ended March 31,			
	2019		**2018**	
Net income/(loss) attributable to common stockholders	$	**23,492**	$	80,801
Real estate depreciation and amortization		**112,468**		108,136
Noncontrolling interests		**2,099**		7,469
Real estate depreciation and amortization on unconsolidated joint ventures		**15,674**		14,340
Cumulative effect of change in accounting principle		**-**		(2,100)
Net gain on the sale of depreciable real estate owned		**-**		(70,300)
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	$	**153,733**	$	138,346
Distributions to preferred stockholders - Series E (Convertible) [2]		**1,011**		955
FFO attributable to common stockholders and unitholders, diluted	$	**154,744**	$	139,301
FFO per weighted average common share and unit, basic	$	**0.51**	$	0.47
FFO per weighted average common share and unit, diluted	$	**0.51**	$	0.47
Weighted average number of common shares and OP/DownREIT Units outstanding - basic		**301,282**		292,052
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding - diluted		**304,848**		296,725
Impact of adjustments to FFO:				
Promoted interest on settlement of note receivable, net of tax [3]	$	**(6,482)**	$	-
Legal and other costs [4]		**3,431**		-
Casualty-related charges/(recoveries), net		**15**		1,009
Casualty-related charges/(recoveries) on unconsolidated joint ventures, net		**146**		-
	$	**(2,890)**	$	1,009
FFO as Adjusted attributable to common stockholders and unitholders, diluted	$	**151,854**	$	140,310
FFO as Adjusted per weighted average common share and unit, diluted	$	**0.50**	$	0.47
Recurring capital expenditures		**(7,218)**		(6,669)
AFFO attributable to common stockholders and unitholders, diluted	$	**144,636**	$	133,641
AFFO per weighted average common share and unit, diluted	$	**0.47**	$	0.45

(1) See Attachment 16 for definitions and other terms.

(2) Series E preferred shares are dilutive for purposes of calculating FFO per share. Consequently, distributions to Series E preferred stockholders are added to FFO and the weighted average number of shares are included in the denominator when calculating FFO per common share and unit, diluted.

(3) See footnote 2 on Attachment 1.

(4) During 1Q19, UDR adopted ASU No. 2016-02, *Leases (codified as ASC 842)* , which changed how UDR recognizes costs incurred to obtain resident and retail leases. Prior to adoption, UDR deferred and amortized over the lease term certain direct leasing costs. Under the updated standard, only those direct costs that are incremental to the arrangement may be deferred and any direct costs to negotiate or arrange a lease that would have been incurred regardless of whether the lease was obtained ("non-incremental costs") shall be expensed as incurred. The standard also provided a practical expedient whereby an entity need not reassess direct costs for any pre-existing leases upon adoption. As such, the adoption of the standard resulted in UDR expensing any new non-incremental costs as incurred and continuing to amortize the pre-existing non-incremental costs deferred upon adoption over the remaining lease terms. The impact in 1Q19 for the amortization expense related to the pre-existing non-incremental costs was $1.1 million, which is backed out for FFO as Adjusted in Legal and other costs.



Attachment 3

UDR, Inc.
Consolidated Balance Sheets
(Unaudited) (1)

In thousands, except share and per share amounts		March 31, 2019		December 31, 2018
ASSETS				
Real estate owned:				
Real estate held for investment	$	10,680,555	$	10,196,159
Less: accumulated depreciation		(3,764,099)		(3,654,160)
Total real estate owned, net of accumulated depreciation		6,916,456		6,541,999
Cash and cash equivalents		1,043		185,216
Restricted cash		23,111		23,675
Notes receivable, net		36,974		42,259
Investment in and advances to unconsolidated joint ventures, net		749,100		780,869
Operating lease right-of-use assets (2)		94,145		-
Other assets		134,896		137,710
Total assets	$	7,955,725	$	7,711,728
LIABILITIES AND EQUITY				
Liabilities:				
Secured debt	$	599,796	$	601,227
Unsecured debt		2,990,033		2,946,560
Operating lease liabilities (2)		88,218		-
Real estate taxes payable		27,205		20,608
Accrued interest payable		29,397		38,747
Security deposits and prepaid rent		36,332		35,060
Distributions payable		105,548		97,666
Accounts payable, accrued expenses, and other liabilities		65,334		76,343
Total liabilities		3,941,863		3,816,211
Redeemable noncontrolling interests in the OP and DownREIT Partnership		1,051,498		972,740
Equity:				
Preferred stock, no par value; 50,000,000 shares authorized				
2,780,994 shares of 8.00% Series E Cumulative Convertible issued				
and outstanding (2,780,994 shares at December 31, 2018)		46,200		46,200
15,797,155 shares of Series F outstanding (15,802,393 shares				
at December 31, 2018)		1		1
Common stock, $0.01 par value; 350,000,000 shares authorized				
281,791,932 shares issued and outstanding (275,545,900 shares at December 31, 2018)		2,818		2,755
Additional paid-in capital		5,184,195		4,920,732
Distributions in excess of net income		(2,281,262)		(2,063,996)
Accumulated other comprehensive income/(loss), net		(2,970)		(67)
Total stockholders' equity		2,948,982		2,905,625
Noncontrolling interests		13,382		17,152
Total equity		2,962,364		2,922,777
Total liabilities and equity	$	7,955,725	$	7,711,728

(1) See Attachment 16 for definitions and other terms.

(2) During 1Q19, UDR adopted ASU No. 2016-02, *Leases (codified as ASC 842)* . The updated standard requires lessees to recognize a lease liability and a right-of-use asset for all leases on their balance sheets (with certain exceptions provided by the standard). The standard also provides a transition option that permits entities to not recast the comparative periods presented when transitioning to the standard. The adoption of the standard resulted in UDR recording operating lease right-of-use assets of $94.1 million and operating lease liabilities of $88.2 million on the March 31, 2019 Consolidated Balance Sheet. Given that UDR elected the transition option, there are no comparable balances as of December 31, 2018.



Attachment 4(A)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Common Stock and Equivalents	March 31, 2019	December 31, 2018
Common shares	281,536,575	275,239,072
Restricted shares	255,357	306,828
Total common stock	281,791,932	275,545,900
Restricted unit and stock equivalents	297,832	385,088
Operating and DownREIT Partnership units	21,378,510	22,800,064
Preferred OP units	1,751,671	1,751,671
Convertible preferred Series E stock [2]	3,010,843	3,010,843
Total common stock and equivalents	308,230,788	303,493,566

Weighted Average Number of Shares Outstanding	1Q 2019	1Q 2018
Weighted average number of common shares and OP/DownREIT units outstanding - basic	301,282,354	292,052,216
Weighted average number of OP/DownREIT units outstanding	(24,280,619)	(24,506,519)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	277,001,735	267,545,697
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	304,848,093	296,725,209
Weighted average number of OP/DownREIT units outstanding	(24,280,619)	(24,506,519)
Weighted average number of Series E preferred shares outstanding [3]	(3,010,843)	(3,010,843)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	277,556,631	269,207,847

(1) See Attachment 16 for definitions and other terms.

(2) At March 31, 2019 and December 31, 2018 there were 2,780,994 shares of the Series E outstanding, which is equivalent to 3,010,843 shares of common stock if converted (after adjusting for the special dividend paid in 2008).

(3) Series E preferred shares are anti-dilutive for purposes of calculating Income/(loss) per weighted average common share for the three months ended March 31, 2019 and March 31, 2018.



Attachment 4(B)

UDR, Inc.
Selected Financial Information
(Unaudited) [(1)]

Debt Structure, In thousands

			Balance	% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity [(2)]
Secured	Fixed	$	502,055	13.9%	3.85%	4.8
	Floating		94,700	2.6%	2.31%	3.9
	Combined		596,755	16.5%	3.60%	4.7
Unsecured	Fixed		2,830,644 [(3)]	78.5%	3.69%	6.0
	Floating		179,310	5.0%	3.06%	1.4
	Combined		3,009,954	83.5%	3.65%	5.7
Total Debt	Fixed		3,332,699	92.4%	3.71%	5.8
	Floating		274,010	7.6%	2.80%	2.3
	Combined	$	3,606,709	100.0%	3.64%	5.5
	Total Non-Cash Adjustments [(4)]		(16,880)			
	Total per Balance Sheet	$	3,589,829		3.73%	

Debt Maturities, In thousands

	Secured Debt [(5)]	Unsecured Debt [(5)]	Revolving Credit Facilities & Comm. Paper [(2) (6) (7)]	Balance	% of Total	Weighted Average Interest Rate
2019	$ 70,560	$ -	$ 90,000	$ 160,560	4.5%	2.58%
2020	198,076	300,000	-	498,076	13.8%	3.87%
2021	1,117	-	54,310	55,427	1.5%	3.32%
2022	1,157	400,000	-	401,157	11.1%	4.62%
2023	41,245	350,000	-	391,245	10.8%	2.22%
2024	-	315,644	-	315,644	8.8%	3.93%
2025	127,600	300,000	-	427,600	11.9%	4.26%
2026	50,000	300,000	-	350,000	9.7%	2.99%
2027	-	300,000	-	300,000	8.3%	3.50%
2028	80,000	300,000	-	380,000	10.5%	3.62%
Thereafter	27,000	300,000	-	327,000	9.1%	4.12%
	596,755	2,865,644	144,310	3,606,709	100.0%	3.64%
Total Non-Cash Adjustments [(4)]	3,041	(19,921)	-	(16,880)		
Total per Balance Sheet	$ 599,796	$ 2,845,723	$ 144,310	$ 3,589,829		3.73%

(1) See Attachment 16 for definitions and other terms.

(2) The 2019 maturity reflects the $90.0 million of principal outstanding on the Company's unsecured commercial paper program as of March 31, 2019. Under the terms of the program the Company may issue up to a maximum aggregate amount outstanding of $500.0 million. If the commercial paper was refinanced using the line of credit, the weighted average years to maturity would be 5.6 years without extensions and 5.7 years with extensions.

(3) Includes $315.0 million of floating rate debt that has been fixed until January 2020 using interest rate swaps at a weighted average all-in rate of 1.93%.

(4) Includes the unamortized balance of fair market value adjustments, premiums/discounts and deferred financing costs.

(5) Includes principal amortization, as applicable.

(6) There are no borrowings outstanding on our $1.1 billion line of credit at March 31, 2019. The facility has a maturity date of January 2023, plus two six-month extension options and carries an interest rate equal to LIBOR plus a spread of 82.5 basis points.

(7) There is $54.3 million outstanding on our $75.0 million working capital credit facility at March 31, 2019. The facility has a maturity date of January 2021. The working capital credit facility carries an interest rate equal to LIBOR plus a spread of 82.5 basis points.



UDR, Inc.
Selected Financial Information
(Dollars in Thousands)
(Unaudited) [1]

Coverage Ratios		Quarter Ended March 31, 2019
Net income/(loss)	$	26,602
Adjustments:		
Interest expense, including costs associated with debt extinguishment		33,542
Real estate depreciation and amortization		112,468
Other depreciation and amortization		1,656
Tax (provision)/benefit, net		2,212
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		25,996
EBITDAre	$	202,476
Casualty-related charges/(recoveries), net		15
Casualty-related charges/(recoveries) on unconsolidated joint ventures, net		146
Promoted interest on settlement of note receivable		(8,500)
Legal and other costs [2]		3,431
(Income)/loss from unconsolidated entities		(49)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		(25,996)
Management fee expense on unconsolidated joint ventures		(1,221)
Consolidated EBITDAre - adjusted for non-recurring items	$	170,302
Annualized consolidated EBITDAre - adjusted for non-recurring items	$	681,208
Interest expense, including costs associated with debt extinguishment		33,542
Capitalized interest expense		1,112
Total interest	$	34,654
Preferred dividends	$	1,011
Total debt	$	3,589,829
Cash		(1,043)
Net debt	$	3,588,786
Consolidated Interest Coverage Ratio - adjusted for non-recurring items		**4.9x**
Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items		**4.8x**
Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items		**5.3x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [3]	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	31.9% [3]	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5x	3.9x	Yes
Maximum Secured Debt Ratio	≤40.0%	11.2%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	379.4%	Yes

Senior Unsecured Note Covenants [4]	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤65.0%	30.7% [4]	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5x	5.7x	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	5.1%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	322.5%	Yes

Securities Ratings	Debt	Outlook	Commercial Paper
Moody's Investors Service	Baa1	Stable	P-2
S&P Global Ratings	BBB+	Stable	A-2

Asset Summary	Number of Homes	1Q 2019 NOI [1] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	36,109	$ 168,123	88.6%	$ 9,375,587	87.8%
Encumbered assets	4,932	21,560	11.4%	1,304,968	12.2%
	41,041	$ 189,683	100.0%	$ 10,680,555	100.0%

(1) See Attachment 16 for definitions and other terms.
(2) See footnote 4 on Attachment 2.
(3) As defined in our credit agreement dated September 27, 2018.
(4) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.



Attachment 5

UDR, Inc.
Operating Information
(Unaudited) [1]

Dollars in thousands	Total Homes	Quarter Ended March 31, 2019	Quarter Ended December 31, 2018	Quarter Ended September 30, 2018	Quarter Ended June 30, 2018	Quarter Ended March 31, 2018
Revenues						
Same-Store Communities	37,959	$ 237,049	$ 234,506	$ 234,301	$ 231,616	$ 228,425
Stabilized, Non-Mature Communities	218	1,955	1,785	1,923	2,036	1,956
Acquired Communities	1,110	4,770	-	-	-	-
Redevelopment Communities	653	7,883	8,081	8,105	7,774	7,897
Development Communities	1,101	11,345	10,032	6,300	3,225	2,074
Non-Residential / Other [2]	-	4,920	7,288	8,809	8,079	5,495
Total	41,041	$ 267,922	$ 261,692	$ 259,438	$ 252,730	$ 245,847
Expenses						
Same-Store Communities		$ 67,452	$ 66,617	$ 67,877	$ 65,130	$ 65,465
Stabilized, Non-Mature Communities		619	622	670	610	674
Acquired Communities		1,443	-	-	-	-
Redevelopment Communities		2,651	2,570	2,821	2,304	2,288
Development Communities		3,215	3,186	3,251	2,362	1,611
Non-Residential / Other [2]		2,859	2,930	2,419	1,570	2,158
Total		$ 78,239	$ 75,925	$ 77,038	$ 71,976	$ 72,196
Net Operating Income						
Same-Store Communities		$ 169,597	$ 167,889	$ 166,424	$ 166,486	$ 162,960
Stabilized, Non-Mature Communities		1,336	1,163	1,253	1,426	1,282
Acquired Communities		3,327	-	-	-	-
Redevelopment Communities		5,232	5,511	5,284	5,470	5,609
Development Communities		8,130	6,846	3,049	863	463
Non-Residential / Other [2]		2,061	4,358	6,390	6,509	3,337
Total		$ 189,683	$ 185,767	$ 182,400	$ 180,754	$ 173,651
Operating Margin						
Same-Store Communities		71.5%	71.6%	71.0%	71.9%	71.3%
Weighted Average Physical Occupancy						
Same-Store Communities		96.8%	96.8%	96.9%	97.0%	96.9%
Stabilized, Non-Mature Communities		96.9%	92.0%	89.5%	92.7%	92.2%
Acquired Communities		93.3%	-	-	-	-
Redevelopment Communities		96.6%	97.4%	97.7%	96.9%	97.1%
Development Communities		86.3%	82.7%	74.2%	60.1%	54.6%
Other [3]		-	-	95.7%	97.3%	96.6%
Total		96.5%	96.4%	96.0%	96.4%	96.5%
Sold and Held for Disposition Communities						
Revenues	-	$ -	$ 3,040	$ 3,818	$ 3,904	$ 4,636
Expenses		-	1,395	1,404	1,383	1,673
Net Operating Income/(Loss)		$ -	$ 1,645	$ 2,414	$ 2,521	$ 2,963
Total	41,041	$ 189,683	$ 187,412	$ 184,814	$ 183,275	$ 176,614

(1) See Attachment 16 for definitions and other terms.
(2) Primarily non-residential revenue and expense and straight-line adjustment for concessions.
(3) Includes occupancy of Sold and Held for Disposition Communities.



Attachment 6

UDR, Inc.
Same-Store Operating Expense Information
(Dollars in Thousands)
(Unaudited) [1]

Year-Over-Year Comparison	% of 1Q 2019 SS Operating Expenses	1Q 2019		1Q 2018		% Change
Personnel	20.6%	$	13,875	$	14,495	-4.3%
Utilities	14.5%		9,801		9,577	2.3%
Repair and maintenance	12.8%		8,622		7,557	14.1%
Administrative and marketing	6.4%		4,281		4,203	1.8%
Controllable expenses	54.3%		36,579		35,832	2.1%
Real estate taxes [2]	41.6%	$	28,084	$	27,164	3.4%
Insurance	4.1%		2,789		2,469	13.0%
Same-Store operating expenses [2]	100.0%	$	67,452	$	65,465	3.0%
Same-Store Homes			37,959			

Sequential Comparison	% of 1Q 2019 SS Operating Expenses	1Q 2019		4Q 2018		% Change
Personnel	20.6%	$	13,875	$	14,565	-4.7%
Utilities	14.5%		9,801		8,907	10.0%
Repair and maintenance	12.8%		8,622		8,574	0.6%
Administrative and marketing	6.4%		4,281		4,684	-8.6%
Controllable expenses	54.3%		36,579		36,730	-0.4%
Real estate taxes [2]	41.6%	$	28,084	$	27,064	3.8%
Insurance	4.1%		2,789		2,823	-1.2%
Same-Store operating expenses [2]	100.0%	$	67,452	$	66,617	1.3%
Same-Store Homes			37,959			

(1) See Attachment 16 for definitions and other terms.

(2) The year-over-year and sequential comparisons presented above include $66 thousand and $0, respectively, of higher New York real estate taxes due to 421 exemption and abatement reductions.



Attachment 7(A)

UDR, Inc.
Apartment Home Breakout
Portfolio Overview as of Quarter Ended
March 31, 2019
(Unaudited) [1]

| | Total Same-Store Homes | Non-Mature Homes | | Total Consolidated Homes | Unconsolidated Joint Venture Operating Homes [4] | Total Homes (incl. JV) [4] |
		Stabilized [2]	Non-Stabil. / Other [3]			
West Region						
Orange County, CA	4,434	-	902	5,336	381	5,717
San Francisco, CA	2,751	-	-	2,751	602	3,353
Seattle, WA	2,837	-	155	2,992	224	3,216
Los Angeles, CA	1,225	-	-	1,225	784	2,009
Monterey Peninsula, CA	1,565	-	-	1,565	-	1,565
Other Southern CA	654	-	-	654	571	1,225
Portland, OR	476	-	-	476	-	476
	13,942	**-**	**1,057**	**14,999**	**2,562**	**17,561**
Mid-Atlantic Region						
Metropolitan DC	7,799	-	-	7,799	874	8,673
Richmond, VA	1,358	-	-	1,358	-	1,358
Baltimore, MD	720	-	-	720	379	1,099
	9,877	**-**	**-**	**9,877**	**1,253**	**11,130**
Southeast Region						
Orlando, FL	2,500	-	-	2,500	-	2,500
Tampa, FL	2,287	-	381	2,668	-	2,668
Nashville, TN	2,260	-	-	2,260	-	2,260
Other Florida	636	-	-	636	-	636
	7,683	**-**	**381**	**8,064**	**-**	**8,064**
Northeast Region						
New York, NY	1,452	-	681	2,133	710	2,843
Boston, MA	1,388	-	745	2,133	1,302	3,435
Philadelphia, PA	-	-	-	-	290	290
	2,840	**-**	**1,426**	**4,266**	**2,302**	**6,568**
Southwest Region						
Dallas, TX	2,345	-	-	2,345	1,513	3,858
Austin, TX	1,272	-	-	1,272	259	1,531
Denver, CO	-	218	-	218	223	441
	3,617	**218**	**-**	**3,835**	**1,995**	**5,830**
Totals	**37,959**	**218**	**2,864**	**41,041**	**8,112**	**49,153**
Communities [5]	**122**	**1**	**8**	**131**	**32**	**163**

Total Homes (incl. joint ventures) [4]	49,153
Current Developer Capital Program - West Coast Development JV [6]	276
Current Pipeline Wholly-Owned [7]	-
Current Pipeline Joint Venture [7]	366
Total expected homes	**49,795**

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold and Held for Disposition Communities.

(4) Represents joint venture operating homes at 100 percent. See Attachment 12(A) for UDR's joint venture and partnership ownership interests.

(5) Represents communities whereby 100 percent of all development homes have been completed.

(6) Represents Developer Capital Program - West Coast Development JV homes at 100 percent. Excludes 1,909 homes that are part of the Developer Capital Program - Other. See Attachment 12(B) for UDR's Developer Capital Program and ownership interests.

(7) See Attachments 9 and 12(A) for UDR's developments and ownership interests.



Attachment 7(B)

UDR, Inc.
Non-Mature Home Summary
Portfolio Overview as of Quarter Ended
March 31, 2019
(Unaudited) [1]

Non-Mature Home Breakout - By Date (quarter indicates date of QTD Same-Store inclusion)

Community	Category	# of Homes	Location	Same-Store Date
Steele Creek	Stabilized, Non-Mature	218	Denver, CO	2Q19
The Residences at Pacific City	Development	516	Huntington Beach, CA	3Q20
345 Harrison Street	Development	585	Boston, MA	3Q20
Parallel	Acquisition	386	Orange County, CA	2Q20
CityLine II	Acquisition	155	Seattle, WA	2Q20
Leonard Pointe	Acquisition	188	New York, NY	2Q20
Peridot Palms	Acquisition	381	Tampa, FL	2Q20
10 Hanover Square	Redevelopment	493	New York, NY	2Q22
Garrison Square	Redevelopment	160	Boston, MA	2Q22
Total		**3,082**		

Summary of Non-Mature Home Activity

	Market	Stabilized, Non-Mature	Acquired	Redevelopment	Development	Total
Non-Mature Homes at December 31, 2018		523	-	-	1,101	1,624
Thirty377	Dallas, TX	(305)	-	-	-	(305)
Parallel	Orange County, CA	-	386	-	-	386
CityLine II	Seattle, WA	-	155	-	-	155
Leonard Pointe	New York, NY	-	188	-	-	188
Peridot Palms	Tampa, FL	-	381	-	-	381
10 Hanover Square	New York, NY	-	-	493	-	493
Garrison Square	Boston, MA	-	-	160	-	160
Non-Mature Homes at March 31, 2019		**218**	**1,110**	**653**	**1,101**	**3,082**

(1) See Attachment 16 for definitions and other terms.



Attachment 7(C)

UDR, Inc.
Total Revenue Per Occupied Home Summary
Portfolio Overview as of Quarter Ended
March 31, 2019
(Unaudited) [1]

	Total Same-Store Homes	Non-Mature Homes Stabilized [2]	Non-Stabilized [3] [4]	Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes [4] [5]	Total Homes (incl. JV at share) [5]
West Region						
Orange County, CA	$ 2,335	$ -	$ 3,249	$ 2,482	$ 2,599	$ 2,486
San Francisco, CA	3,655	-	-	3,655	5,066	3,795
Seattle, WA	2,470	-	2,161	2,454	4,274	2,519
Los Angeles, CA	2,874	-	-	2,874	3,725	3,071
Monterey Peninsula, CA	1,853	-	-	1,853	-	1,853
Other Southern CA	1,933	-	-	1,933	3,042	2,264
Portland, OR	1,570	-	-	1,570	-	1,570
Mid-Atlantic Region						
Metropolitan DC	2,069	-	-	2,069	2,861	2,100
Richmond, VA	1,363	-	-	1,363	-	1,363
Baltimore, MD	1,707	-	-	1,707	1,724	1,710
Southeast Region						
Orlando, FL	1,394	-	-	1,394	-	1,394
Tampa, FL	1,445	-	1,760	1,487	-	1,487
Nashville, TN	1,309	-	-	1,309	-	1,309
Other Florida	1,646	-	-	1,646	-	1,646
Northeast Region						
New York, NY	4,483	-	3,727	4,244	4,718	4,311
Boston, MA	2,913	-	4,131	3,308	2,517	3,118
Philadelphia, PA	-	-	-	-	3,359	3,359
Southwest Region						
Dallas, TX	1,376	-	-	1,376	1,608	1,433
Austin, TX	1,502	-	-	1,502	4,488	1,778
Denver, CO	-	3,085	-	3,085	3,125	3,098
Weighted Average	$ 2,149	$ 3,085	$ 3,328	$ 2,232	$ 3,054	$ 2,303

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold and Held for Disposition Communities.

(4) Development revenue per occupied home can be affected by the timing and mix of home deliveries during a quarter and the effects of upfront rental rate concessions on cash-based calculations.

(5) Represents joint ventures at UDR's ownership interests. See Attachment 12(A) for UDR's joint venture and partnership ownership interests.



Attachment 7(D)

UDR, Inc.
Net Operating Income Breakout By Market
March 31, 2019
(Dollars in Thousands)
(Unaudited) (1)



Percent of Total NOI by Region

🟨	West:	44.3%
🟧	Mid-Atlantic:	19.7%
🟦	Southeast:	10.4%
🟥	Northeast:	18.9%
🟩	Southwest:	6.7%

Three Months Ended March 31, 2019

	Same-Store		Non Same-Store (2)		UDR's Share of JVs (2)(3)		Total	
Net Operating Income	$	169,597	$	20,086	$	23,037	$	212,720
% of Net Operating Income		79.8%		9.4%		10.8%		100.0%

Three Months Ended March 31, 2019

	As a % of NOI				As a % of NOI	
Region	**Same-Store**	**Total**	**Region**	**Same-Store**	**Total**
West Region			**Southeast Region**		
Orange County, CA	13.5%	13.8%	Orlando, FL	4.2%	3.3%
San Francisco, CA	13.2%	11.9%	Tampa, FL	3.9%	3.3%
Seattle, WA	8.7%	8.0%	Nashville, TN	3.7%	2.9%
Los Angeles, CA	4.4%	4.8%	Other Florida	1.2%	0.9%
Monterey Peninsula, CA	3.8%	3.0%		**13.0%**	**10.4%**
Other Southern CA	1.6%	2.1%			
Portland, OR	1.0%	0.7%	**Northeast Region**		
	46.2%	**44.3%**	New York, NY	7.2%	9.8%
			Boston, MA	5.2%	8.4%
			Philadelphia, PA	0.0%	0.7%
Mid-Atlantic Region				**12.4%**	**18.9%**
Metropolitan DC	19.2%	16.3%			
Richmond, VA	2.4%	1.9%	**Southwest Region**		
Baltimore, MD	1.5%	1.5%	Dallas, TX	3.4%	3.6%
	23.1%	**19.7%**	Austin, TX	1.9%	2.0%
			Denver, CO	0.0%	1.1%
				5.3%	**6.7%**
			Total	**100.0%**	**100.0%**

(1) See Attachment 16 for definitions and other terms.

(2) Excludes results from Sold and Held for Disposition Communities.

(3) Includes UDR's share of joint venture and partnership NOI on Attachment 12(A) but excludes UDR's share of Developer Capital Program NOI on Attachment 12(B).



Attachment 8(A)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
March 31, 2019
(Unaudited) [1]

| | Total Same-Store Homes | % of Same-Store Portfolio Based on 1Q 2019 NOI | Same-Store | | | | | |
| | | | Physical Occupancy | | | Total Revenue per Occupied Home | | |
			1Q 19	1Q 18	Change	1Q 19	1Q 18	Change
West Region								
Orange County, CA	4,434	13.5%	96.0%	96.2%	-0.2%	$ 2,335	$ 2,269	2.9%
San Francisco, CA	2,751	13.2%	97.0%	96.7%	0.3%	3,655	3,486	4.8%
Seattle, WA	2,837	8.7%	96.2%	96.6%	-0.4%	2,470	2,356	4.8%
Los Angeles, CA	1,225	4.4%	96.9%	96.1%	0.8%	2,874	2,760	4.1%
Monterey Peninsula, CA	1,565	3.8%	95.9%	96.9%	-1.0%	1,853	1,706	8.6%
Other Southern CA	654	1.6%	96.8%	96.3%	0.5%	1,933	1,864	3.7%
Portland, OR	476	1.0%	96.6%	96.6%	0.0%	1,570	1,552	1.2%
	13,942	**46.2%**	**96.4%**	**96.5%**	**-0.1%**	**2,573**	**2,463**	**4.5%**
Mid-Atlantic Region								
Metropolitan DC	7,799	19.2%	97.7%	97.5%	0.2%	2,069	2,002	3.3%
Richmond, VA	1,358	2.4%	97.5%	97.9%	-0.4%	1,363	1,312	3.9%
Baltimore, MD	720	1.5%	97.2%	96.6%	0.6%	1,707	1,692	0.9%
	9,877	**23.1%**	**97.6%**	**97.5%**	**0.1%**	**1,946**	**1,884**	**3.3%**
Southeast Region								
Orlando, FL	2,500	4.2%	96.5%	96.9%	-0.4%	1,394	1,317	5.8%
Tampa, FL	2,287	3.9%	97.0%	97.4%	-0.4%	1,445	1,383	4.5%
Nashville, TN	2,260	3.7%	97.0%	96.4%	0.6%	1,309	1,277	2.5%
Other Florida	636	1.2%	95.7%	96.2%	-0.5%	1,646	1,568	5.0%
	7,683	**13.0%**	**96.7%**	**96.8%**	**-0.1%**	**1,405**	**1,346**	**4.4%**
Northeast Region								
New York, NY	1,452	7.2%	98.2%	98.1%	0.1%	4,483	4,465	0.4%
Boston, MA	1,388	5.2%	96.0%	96.8%	-0.8%	2,913	2,750	5.9%
	2,840	**12.4%**	**97.1%**	**97.5%**	**-0.4%**	**3,725**	**3,633**	**2.5%**
Southwest Region								
Dallas, TX	2,345	3.4%	96.1%	96.2%	-0.1%	1,376	1,345	2.3%
Austin, TX	1,272	1.9%	97.4%	96.1%	1.3%	1,502	1,441	4.2%
	3,617	**5.3%**	**96.5%**	**96.2%**	**0.3%**	**1,422**	**1,379**	**3.1%**
Total/Weighted Avg.	**37,959**	**100.0%**	**96.8%**	**96.9%**	**-0.1%**	**$ 2,149**	**$ 2,071**	**3.8%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(B)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
March 31, 2019
(Unaudited) [1]

| | Total Same-Store Homes | Same-Store ($000s) | | | | | | | | |
| | | Revenues | | | Expenses | | | Net Operating Income | | |
		1Q 19	1Q 18	Change	1Q 19	1Q 18	Change	1Q 19	1Q 18	Change
West Region										
Orange County, CA	4,434	$ 29,819	$ 29,038	2.7%	$ 6,865	$ 6,418	7.0%	$ 22,954	$ 22,620	1.5%
San Francisco, CA	2,751	29,259	27,819	5.2%	6,813	6,712	1.5%	22,446	21,107	6.3%
Seattle, WA	2,837	20,226	19,374	4.4%	5,540	5,468	1.3%	14,686	13,906	5.6%
Los Angeles, CA	1,225	10,233	9,748	5.0%	2,761	2,591	6.6%	7,472	7,157	4.4%
Monterey Peninsula, CA	1,565	8,344	7,762	7.5%	1,860	1,821	2.1%	6,484	5,941	9.1%
Other Southern CA	654	3,672	3,521	4.3%	880	895	-1.7%	2,792	2,626	6.4%
Portland, OR	476	2,166	2,141	1.2%	561	519	8.1%	1,605	1,622	-1.0%
	13,942	**103,719**	**99,403**	**4.3%**	**25,280**	**24,424**	**3.5%**	**78,439**	**74,979**	**4.6%**
Mid-Atlantic Region										
Metropolitan DC	7,799	47,304	45,666	3.6%	14,700	14,594	0.7%	32,604	31,072	4.9%
Richmond, VA	1,358	5,416	5,234	3.5%	1,353	1,307	3.5%	4,063	3,927	3.5%
Baltimore, MD	720	3,583	3,530	1.5%	1,071	1,023	4.6%	2,512	2,507	0.2%
	9,877	**56,303**	**54,430**	**3.4%**	**17,124**	**16,924**	**1.2%**	**39,179**	**37,506**	**4.5%**
Southeast Region										
Orlando, FL	2,500	10,086	9,570	5.4%	2,892	2,750	5.2%	7,194	6,820	5.5%
Tampa, FL	2,287	9,620	9,240	4.1%	3,025	2,927	3.4%	6,595	6,313	4.5%
Nashville, TN	2,260	8,608	8,348	3.1%	2,397	2,314	3.6%	6,211	6,034	2.9%
Other Florida	636	3,006	2,878	4.4%	996	998	-0.2%	2,010	1,880	6.9%
	7,683	**31,320**	**30,036**	**4.3%**	**9,310**	**8,989**	**3.6%**	**22,010**	**21,047**	**4.6%**
Northeast Region										
New York, NY	1,452	19,178	19,082	0.5%	6,953	6,411	8.5%	12,225	12,671	-3.5%
Boston, MA	1,388	11,644	11,084	5.1%	2,892	2,804	3.2%	8,752	8,280	5.7%
	2,840	**30,822**	**30,166**	**2.2%**	**9,845**	**9,215**	**6.8%**	**20,977**	**20,951**	**0.1%**
Southwest Region										
Dallas, TX	2,345	9,303	9,100	2.2%	3,536	3,573	-1.0%	5,767	5,527	4.3%
Austin, TX	1,272	5,582	5,290	5.5%	2,357	2,340	0.7%	3,225	2,950	9.4%
	3,617	**14,885**	**14,390**	**3.4%**	**5,893**	**5,913**	**-0.3%**	**8,992**	**8,477**	**6.1%**
Total	**37,959**	**$ 237,049**	**$ 228,425**	**3.8%**	**$ 67,452**	**$ 65,465**	**3.0%**	**$ 169,597**	**$ 162,960**	**4.1%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(C)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
March 31, 2019
(Unaudited) [1]

	Total Same-Store Homes	Same-Store					
		Physical Occupancy			Total Revenue per Occupied Home		
		1Q 19	4Q 18	Change	1Q 19	4Q 18	Change
West Region							
Orange County, CA	4,434	**96.0%**	96.3%	-0.3%	$ **2,335**	$ 2,319	0.7%
San Francisco, CA	2,751	**97.0%**	96.4%	0.6%	**3,655**	3,588	1.9%
Seattle, WA	2,837	**96.2%**	96.5%	-0.3%	**2,470**	2,433	1.5%
Los Angeles, CA	1,225	**96.9%**	97.0%	-0.1%	**2,874**	2,845	1.0%
Monterey Peninsula, CA	1,565	**95.9%**	95.7%	0.2%	**1,853**	1,832	1.1%
Other Southern CA	654	**96.8%**	96.6%	0.2%	**1,933**	1,925	0.4%
Portland, OR	476	**96.6%**	97.0%	-0.4%	**1,570**	1,588	-1.1%
	13,942	**96.4%**	**96.4%**	**0.0%**	**2,573**	**2,541**	**1.3%**
Mid-Atlantic Region							
Metropolitan DC	7,799	**97.7%**	97.4%	0.3%	**2,069**	2,052	0.8%
Richmond, VA	1,358	**97.5%**	97.6%	-0.1%	**1,363**	1,354	0.7%
Baltimore, MD	720	**97.2%**	96.6%	0.6%	**1,707**	1,674	2.0%
	9,877	**97.6%**	**97.3%**	**0.3%**	**1,946**	**1,930**	**0.8%**
Southeast Region							
Orlando, FL	2,500	**96.5%**	96.3%	0.2%	**1,394**	1,369	1.8%
Tampa, FL	2,287	**97.0%**	96.7%	0.3%	**1,445**	1,419	1.8%
Nashville, TN	2,260	**97.0%**	96.4%	0.6%	**1,309**	1,300	0.7%
Other Florida	636	**95.7%**	96.3%	-0.6%	**1,646**	1,614	2.0%
	7,683	**96.7%**	**96.5%**	**0.2%**	**1,405**	**1,382**	**1.7%**
Northeast Region							
New York, NY	1,452	**98.2%**	98.6%	-0.4%	**4,483**	4,493	-0.2%
Boston, MA	1,388	**96.0%**	96.7%	-0.7%	**2,913**	2,897	0.6%
	2,840	**97.1%**	**97.6%**	**-0.5%**	**3,725**	**3,721**	**0.1%**
Southwest Region							
Dallas, TX	2,345	**96.1%**	96.4%	-0.3%	**1,376**	1,355	1.5%
Austin, TX	1,272	**97.4%**	97.5%	-0.1%	**1,502**	1,474	1.9%
	3,617	**96.5%**	**96.8%**	**-0.3%**	**1,422**	**1,397**	**1.8%**
Total/Weighted Avg.	**37,959**	**96.8%**	**96.8%**	**0.0%**	$ **2,149**	$ **2,128**	**1.0%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(D)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
March 31, 2019
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			**Expenses**			**Net Operating Income**		
		1Q 19	**4Q 18**	**Change**	**1Q 19**	**4Q 18**	**Change**	**1Q 19**	**4Q 18**	**Change**
West Region										
Orange County, CA	4,434	$ 29,819	$ 29,712	0.4%	$ 6,865	$ 6,785	1.2%	$ 22,954	$ 22,927	0.1%
San Francisco, CA	2,751	29,259	28,549	2.5%	6,813	7,186	-5.2%	22,446	21,363	5.1%
Seattle, WA	2,837	20,226	19,981	1.2%	5,540	5,411	2.4%	14,686	14,570	0.8%
Los Angeles, CA	1,225	10,233	10,140	0.9%	2,761	2,615	5.6%	7,472	7,525	-0.7%
Monterey Peninsula, CA	1,565	8,344	8,233	1.3%	1,860	1,800	3.4%	6,484	6,433	0.8%
Other Southern CA	654	3,672	3,648	0.7%	880	915	-3.9%	2,792	2,733	2.2%
Portland, OR	476	2,166	2,199	-1.5%	561	574	-2.3%	1,605	1,625	-1.2%
	13,942	103,719	102,462	1.2%	25,280	25,286	0.0%	78,439	77,176	1.6%
Mid-Atlantic Region										
Metropolitan DC	7,799	47,304	46,761	1.2%	14,700	14,015	4.9%	32,604	32,746	-0.4%
Richmond, VA	1,358	5,416	5,385	0.6%	1,353	1,350	0.2%	4,063	4,035	0.7%
Baltimore, MD	720	3,583	3,493	2.6%	1,071	1,069	0.2%	2,512	2,424	3.7%
	9,877	56,303	55,639	1.2%	17,124	16,434	4.2%	39,179	39,205	-0.1%
Southeast Region										
Orlando, FL	2,500	10,086	9,885	2.0%	2,892	2,860	1.1%	7,194	7,025	2.4%
Tampa, FL	2,287	9,620	9,417	2.2%	3,025	3,140	-3.6%	6,595	6,277	5.1%
Nashville, TN	2,260	8,608	8,494	1.3%	2,397	2,338	2.5%	6,211	6,156	0.9%
Other Florida	636	3,006	2,966	1.3%	996	1,010	-1.4%	2,010	1,956	2.7%
	7,683	31,320	30,762	1.8%	9,310	9,348	-0.4%	22,010	21,414	2.8%
Northeast Region										
New York, NY	1,452	19,178	19,297	-0.6%	6,953	6,750	3.0%	12,225	12,547	-2.6%
Boston, MA	1,388	11,644	11,667	-0.2%	2,892	2,866	0.9%	8,752	8,801	-0.6%
	2,840	30,822	30,964	-0.5%	9,845	9,616	2.4%	20,977	21,348	-1.7%
Southwest Region										
Dallas, TX	2,345	9,303	9,189	1.2%	3,536	3,679	-3.9%	5,767	5,510	4.7%
Austin, TX	1,272	5,582	5,490	1.7%	2,357	2,254	4.6%	3,225	3,236	-0.3%
	3,617	14,885	14,679	1.4%	5,893	5,933	-0.7%	8,992	8,746	2.8%
Total	37,959	$ 237,049	$ 234,506	1.1%	$ 67,452	$ 66,617	1.3%	$ 169,597	$ 167,889	1.0%

(1) See Attachment 16 for definitions and other terms.



Attachment 8(E)

UDR, Inc.
Same-Store Operating Information By Major Market
March 31, 2019
(Unaudited) [1]

	Effective Blended Lease Rate Growth	Effective New Lease Rate Growth	Effective Renewal Lease Rate Growth	Annualized Turnover [2][3]	
	1Q 2019	1Q 2019	1Q 2019	1Q 2019	1Q 2018
West Region					
Orange County, CA	1.9%	0.0%	4.5%	**47.6%**	49.5%
San Francisco, CA	4.7%	4.1%	5.4%	**44.4%**	44.2%
Seattle, WA	2.9%	1.0%	5.0%	**44.5%**	42.9%
Los Angeles, CA	3.9%	2.9%	4.9%	**35.8%**	43.4%
Monterey Peninsula, CA	5.2%	2.3%	7.7%	**37.3%**	39.4%
Other Southern CA	4.6%	2.9%	6.7%	**46.5%**	50.2%
Portland, OR	1.4%	-1.7%	4.7%	**42.6%**	48.6%
	3.5%	**1.9%**	**5.3%**	**44.2%**	**45.7%**
Mid-Atlantic Region					
Metropolitan DC	2.6%	0.5%	4.6%	**30.5%**	29.3%
Richmond, VA	3.9%	2.2%	5.4%	**39.7%**	39.4%
Baltimore, MD	3.5%	1.5%	5.7%	**34.9%**	40.6%
	2.8%	**0.8%**	**4.8%**	**32.4%**	**32.1%**
Southeast Region					
Orlando, FL	3.9%	1.7%	6.6%	**41.4%**	44.4%
Tampa, FL	3.3%	0.7%	6.1%	**45.0%**	45.0%
Nashville, TN	3.3%	1.9%	4.7%	**39.5%**	41.8%
Other Florida	2.1%	-0.4%	4.7%	**35.1%**	43.4%
	3.4%	**1.2%**	**5.8%**	**41.6%**	**43.8%**
Northeast Region					
New York, NY	2.8%	2.5%	3.0%	**14.8%**	20.1%
Boston, MA	4.9%	2.5%	6.8%	**36.8%**	36.8%
	3.7%	**2.5%**	**4.5%**	**30.3%**	**30.7%**
Southwest Region					
Dallas, TX	1.0%	-3.2%	5.4%	**45.1%**	46.9%
Austin, TX	5.4%	5.1%	5.7%	**48.1%**	46.2%
	2.9%	**0.4%**	**5.5%**	**46.2%**	**46.6%**
Total/Weighted Avg.	**3.3%**	**1.5%**	**5.2%**	**39.2%**	**40.3%**
1Q 2018 Weighted Avg. Lease Rate Growth [3]	**2.7%**	**0.4%**	**5.1%**		
1Q 2019 Percentage of Total Repriced Homes		**51.4%**	**48.6%**		

(1) See Attachment 16 for definitions and other terms.
(2) 1Q19 same-store home count: 37,959.
(3) 1Q18 same-store home count: 38,277.



Attachment 9

UDR, Inc.
Development Summary
March 31, 2019
(Dollars in Thousands)
(Unaudited) [1] [2]

Wholly-Owned

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Project Debt	Schedule Start	Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction												
N/A	N/A	-	-	$ -	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total Under Construction		-	-	$ -	$ -	$ -	$ -					
Completed Projects, Non-Stabilized												
The Residences at Pacific City	Huntington Beach, CA	516	516	$ 353,366	$ 353,400	$ 685	$ -	2Q15	2Q17	2Q18	95.5%	93.8%
345 Harrison Street	Boston, MA	585	585	355,999	362,500	620 [3]	-	1Q16	2Q18	4Q18	91.6%	88.2%
Total Completed, Non-Stabilized		1,101	1,101	$ 709,365	$ 715,900	$ 650	$ -					
Total - Wholly Owned		1,101	1,101	$ 709,365	$ 715,900	$ 650	$ -					

NOI From Wholly-Owned Projects

	1Q 19
Projects Under Construction	$ -
Completed, Non-Stabilized	8,130
Total	**$ 8,130**

UDR's Capitalized Interest

	1Q 19
	$ -

Unconsolidated Joint Ventures [4]

Community	Location	Own. Interest	# of Homes	Compl. Homes	Cost to Date [5]	Budgeted Cost	Project Debt [6]	Schedule Start	Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction												
Vitruvian West Phase 2	Addison, TX	50%	366	-	$ 10,941	$ 64,000	$ -	1Q19	2Q20	1Q21	-	-
Total Under Construction			366	-	$ 10,941	$ 64,000	$ -					
Completed Projects, Non-Stabilized												
N/A	N/A	N/A	-	-	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total Completed, Non-Stabilized			-	-	$ -	$ -	$ -					
Total - Unconsolidated Joint Ventures			366	-	$ 10,941	$ 64,000	$ -					

UDR's Share of NOI From Unconsolidated Joint Venture Projects

	1Q 19
Projects Under Construction	$ (5)
Completed, Non-Stabilized	-
Total	**$ (5)**

UDR's Capitalized Interest

	1Q 19
	$ 80

Projected Stabilized Yield on Development Projects Over Respective Market Cap Rates: 150-200 bps

(1) See Attachment 16 for definitions and other terms.
(2) The development summary above includes communities under development that UDR wholly owns or owns an interest in through an unconsolidated joint venture.
(3) Includes 35,200 square feet of retail space.
(4) Unconsolidated developments are presented at 100%.
(5) Cost to Date includes land using the fair value established at joint venture formation versus historical cost and excludes UDR outside basis differences.
(6) Debt balances are presented net of deferred financing costs.



Attachment 10

UDR, Inc.
Redevelopment Summary
March 31, 2019
(Dollars in Thousands)
(Unaudited) [(1)]

Community	Location	# of Homes	Sched. Redev. Homes	Compl. Homes	Cost to Date	Budgeted Cost [(2)]	Est. Cost per Home	Schedule: Start	Schedule: Compl.	Schedule: Same-Store [(3)]	Percentage: Leased	Percentage: Occupied
Projects in Redevelopment												
10 Hanover Square	New York, NY	493	493	-	$ 108	$ 25,000	$ 51	1Q19	1Q21	2Q22	97.4%	97.2%
Garrison Square	Boston, MA	160	160	-	137	10,500	66	1Q19	4Q20	2Q22	98.1%	98.1%
Total		**653**	**653**	**-**	**$ 245**	**$ 35,500**	**$ 54**					

UDR's Capitalized Interest

1Q 19
$ 69

(1) See Attachment 16 for definitions and other terms.
(2) Represents UDR's incremental capital invested in the projects.
(3) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.



Attachment 11

UDR, Inc.
Land Summary
March 31, 2019
(Dollars in Thousands)
(Unaudited) [1]

Parcel	Location	UDR Ownership Interest	Real Estate Cost Basis	UDR's Share Cost Basis	Status Update [2]		
					Pursuing Entitlements	Design Development	Hold for Future Development
Wholly-Owned							
Vitruvian Park®	Addison, TX	100%	$ 13,647	$ 13,647	Complete		In Process
Dublin	Dublin, CA	100%	16,720	16,720	In Process	In Process	
500 Penn Street NE	Washington, DC	100%	27,715	27,715	Complete	In Process	
1590 Grove Street	Denver, CO	100%	14,752	14,752	Complete	In Process	
Total			$ 72,834	$ 72,834			

Parcel	Location	UDR Ownership Interest	Real Estate Cost Basis	UDR's Share Cost Basis	Pursuing Entitlements	Design Development	Hold for Future Development
Unconsolidated Joint Ventures							
UDR/MetLife Land - 4 parcels	Addison, TX	50%	$ 41,486	$ 20,743	Complete	In Process	In Process
Total			$ 41,486	$ 20,743			
Total			$ 114,320	$ 93,577			

UDR's Capitalized Interest

1Q 19
$ 963

---

(1) See Attachment 16 for definitions and other terms.

(2) <u>Pursuing Entitlements</u>: During this phase the Company is actively pursuing the necessary approvals for the rights to develop multifamily and/or mixed use communities.

    <u>Design Development</u>: During this phase the Company is actively working to complete architectural and engineering documents in preparation for the commencement of construction of multifamily and/or mixed uses communities.

    <u>Hold for Future Development</u>: Entitled and/or unentitled land sites that the Company holds for future development.



Attachment 12(A)

UDR, Inc.
Unconsolidated Joint Venture Summary
March 31, 2019
(Dollars in Thousands)
(Unaudited) [1]

Portfolio Characteristics	Property Type	Own. Interest	# of Comm. / Parcels	# of Homes [2]	Physical Occupancy 1Q 19	Total Rev. per Occ. Home 1Q 19	Net Operating Income UDR's Share 1Q 19	Net Operating Income Total 1Q 19 [3]
UDR / MetLife								
Operating communities	Various	50%	25	6,436	95.8%	$ 3,119	$ 19,785	$ 39,442
Non-Mature	Various	50%	3	723	95.1%	2,814	1,598	3,195
Development communities	Mid-rise	50%	1	-	-	-	(5)	(9)
Land parcels		50%	4	-	-	-	(12)	(23)
UDR / KFH								
Operating communities	High-rise	30%	3	660	96.7%	2,710	1,088	3,626
UDR / West Coast Development JV								
Non-Mature	Mid-rise	47%	1	293	91.3%	2,635	583	1,237
Total			**37**	**8,112**	**95.7%**	**$ 3,054**	**$ 23,037**	**$ 47,468**

Balance Sheet Characteristics	Gross Book Value of JV Real Estate Assets [4]	Total Project Debt [4]	UDR's Equity Investment	Weighted Avg. Debt Interest Rate	Debt Maturities
UDR / MetLife					
Operating communities	$ 2,841,349	$ 1,590,480	$ 405,096	4.22%	2020-2029
Non-Mature	301,307	167,234	71,279	4.19%	2028
Development communities	10,941	-	9,773	N/A	N/A
Land parcels	41,486	-	33,138	N/A	N/A
UDR / KFH					
Operating communities	288,927	165,607	4,357	4.52%	2025-2026
UDR / West Coast Development JV					
Non-Mature	129,360	55,768	35,994	4.74%	2019
Total	**$ 3,613,370**	**$ 1,979,089**	**$ 559,637**	**4.26%**	

Joint Venture Same-Store Growth	Joint Venture Same-Store Communities [5]	1Q 19 vs. 1Q 18 Growth Revenue	1Q 19 vs. 1Q 18 Growth Expense	1Q 19 vs. 1Q 18 Growth NOI	1Q 19 vs. 4Q 18 Growth Revenue	1Q 19 vs. 4Q 18 Growth Expense	1Q 19 vs. 4Q 18 Growth NOI
UDR / MetLife	25	2.0%	2.0%	2.1%	-0.4%	7.2%	-4.0%
UDR / KFH	3	1.7%	3.3%	1.0%	-0.3%	5.1%	-2.5%
Total	**28**	**2.0%**	**2.0%**	**2.0%**	**-0.4%**	**7.1%**	**-3.9%**

(1) See Attachment 16 for definitions and other terms.
(2) Includes homes completed for the period ended March 31, 2019.
(3) Represents NOI at 100% for the period ended March 31, 2019.
(4) Joint ventures and partnerships represented at 100%. Debt balances are presented net of deferred financing costs. The gross book value of real estate assets for the UDR / West Coast Development JV represents the going-in valuation.
(5) Joint Venture Same-Store growth is presented at UDR's ownership interest.



Attachment 12(B)

UDR, Inc.
Developer Capital Program [2]
March 31, 2019
(Dollars in Thousands)
(Unaudited) [1]

West Coast Development JV [3]

Community	Location	Own. Interest	# of Homes	Going-in Valuation	UDR Initial Investment Cost	UDR Share of Debt [4]	Schedule Start	Schedule Compl.	Schedule Stabilization	Percentage Leased	Percentage Occupied
Completed Projects, Non-Stabilized											
The Arbory	Hillsboro, OR	49%	276	$ 68,400	$ 16,121	$ 17,103	4Q16	4Q18	2Q19	93.8%	92.4%
Total - West Coast Development JV			**276**	**$ 68,400**	**$ 16,121**	**$ 17,103**					

Economics For West Coast Development JV

	UDR's Equity Investment [5]	Preferred Return	1Q 2019 at UDR's Share: Preferred Return	Net Operating Income	Interest and Other Expense	Income from Preferred Equity Investment [6]
The Arbory [3]	$ 17,298	6.5%	$ 276	$ -	$ (39)	$ 237
CityLine II and Parallel [3]	-	N/A	-	32	(77)	(45)
Total - West Coast Development JV	**$ 17,298**		**$ 276**	**$ 32**	**$ (116)**	**$ 192**

Developer Capital Program - Other

Community	Location	# of Homes	UDR Investment Commitment [7]	UDR Investment Balance [7]	Return Rate	Years to Maturity	Income from Investment 1Q 2019	Upside Participation	Investment Type
The Portals	Washington, DC	373	$ 38,559	$ 44,340	11.0%	2.2	$ 1,173	-	Mezzanine Loan
1532 Harrison	San Francisco, CA	136	24,645	28,163	11.0%	3.3	748	-	Preferred Equity
1200 Broadway	Nashville, TN	313	55,558	60,185	8.0%	3.5	1,169	Variable	Preferred Equity
Alameda Point Block 11 [8]	Alameda, CA	220	20,000	22,713	12.0%	0.7	679	-	Secured Loan
Junction	Santa Monica, CA	66	8,800	9,486	12.0%	3.3	275	-	Preferred Equity
1300 Fairmount	Philadelphia, PA	471	51,393	13,887	Variable [9]	4.4	275	Variable	Preferred Equity
Essex	Orlando, FL	330	12,886	11,824	12.5%	4.4	332	-	Preferred Equity
Total - Developer Capital Program - Other		**1,909**	**$ 211,841**	**$ 190,598**	**10.0%**	**3.2**	**$ 4,651**		

Total Developer Capital Program - UDR Initial Investment Cost/Investment Balance, Including Accrued Return as of quarter-end **$ 213,149**

(1) See Attachment 16 for definitions and other terms.
(2) UDR's investments noted above are reflected as investment in and advances to unconsolidated joint ventures or notes receivable, net on the Consolidated Balance Sheets and income/(loss) from unconsolidated entities or interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.
(3) On the West Coast Development JV communities, UDR receives a 6.5% preferred return on our equity investment cost until stabilization. Our partner assumes all economics until stabilization. Upon stabilization, economics will be shared between UDR and our partner. A community is considered stabilized when it reaches 80% occupancy for ninety consecutive days. UDR has the option to purchase each community at a fixed price commencing one year after completion. CityLine II and Parallel were both acquired 100% by UDR in January 2019.
(4) Debt balances are presented net of deferred financing costs.
(5) UDR's equity investment of $17.3 million is inclusive of outside basis, depreciation expense and our accrued preferred return, which differs from our investment cost of $16.1 million.
(6) Excludes depreciation expense.
(7) Investment commitment represents maximum loan principal or equity and therefore excludes accrued return. Investment balance includes amount funded plus accrued return prior to the period end.
(8) In March 2018, UDR made a $20.0 million secured loan to a third-party developer to acquire a parcel of land upon which the developer will construct a 220 apartment home community. The loan is secured by the land parcel and is reflected in notes receivable, net on the Consolidated Balance Sheets and interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP. In 1Q19, the term of the secured loan was extended to December 2019.
(9) As of quarter-end, the return rate on our investment in 1300 Fairmount was 12.0%.



Attachment 13

UDR, Inc.
Acquisitions, Dispositions and Developer Capital Program Investments Summary
March 31, 2019
(Dollars in Thousands)
(Unaudited) [1]

Date of Purchase	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [2]		Debt [2]		# of Homes	Price per Home	
Acquisitions - Wholly-Owned											
Jan-19	Parallel	Anaheim, CA	49%	100%	$	122,600	$	-	386	$	318
Jan-19	CityLine II	Seattle, WA	49%	100%		61,300		-	155		395
Feb-19	Leonard Pointe	Brooklyn, NY	0%	100%		132,100		-	188		703
Feb-19	Peridot Palms	St. Petersburg, FL	0%	100%		98,300		-	381		258
					$	414,300	$	-	1,110	$	373
Acquisitions - Wholly-Owned Land											
Jan-19	500 Penn Street NE	Washington, DC	0%	100%	$	27,100	$	-	-	$	-
Feb-19	1590 Grove Street	Denver, CO	0%	100%		13,700		-	-		-
					$	40,800	$	-	-	$	-

(1) See Attachment 16 for definitions and other terms.
(2) Price represents 100% of assets. Debt represents 100% of the asset's indebtedness.



Attachment 14

UDR, Inc.
Capital Expenditure and Repair and Maintenance Summary
March 31, 2019
(In thousands, except Cost per Home)
(Unaudited) [1]

Capital Expenditures for Consolidated Homes [2]	Estimated Useful Life (yrs.)	Three Months Ended March 31, 2019	Cost per Home	Capex as a % of NOI
Average number of homes [3]		39,750		
Recurring Cap Ex				
Asset preservation				
Building interiors	5 - 20	$ 3,345	$ 84	
Building exteriors	5 - 20	1,176	30	
Landscaping and grounds	10	651	16	
Total asset preservation		5,172	130	
Turnover related	5	2,046	51	
Total Recurring Cap Ex		**7,218**	**182**	**4%**
Revenue Enhancing Cap Ex [4]				
Kitchen & Bath		1,564	39	
Revenue Enhancing		4,769	120	
Total Revenue Enhancing Cap Ex	5 - 20	**6,333**	**159**	
Total Recurring and Revenue Enhancing Cap Ex		$ **13,551**	$ **341**	

Repair and Maintenance for Consolidated Homes (Expensed)	Three Months Ended March 31, 2019	Cost per Home
Average number of homes [3]	39,750	
Contract services	$ **4,866**	$ **122**
Turnover related expenses	**1,287**	**32**
Other Repair and Maintenance		
Building interiors	1,852	47
Building exteriors	453	11
Landscaping and grounds	322	8
Total Repair and Maintenance	$ **8,780**	$ **221**

(1) See Attachment 16 for definitions and other terms.
(2) Excludes redevelopment capital and initial capital expenditures on acquisitions.
(3) Average number of homes is calculated based on the number of homes outstanding at the end of each month.
(4) Revenue enhancing capital expenditures were incurred at specific apartment communities in conjunction with UDR's overall capital expenditure plan.



Attachment 15

UDR, Inc.
Full-Year 2019 Guidance
March 31, 2019
(Unaudited) [1]

Net Income, FFO, FFO as Adjusted and AFFO per Share and Unit Guidance	2Q 2019	Full-Year 2019 Guidance		
		Full-Year 2019	Prior Guidance	Change from Prior Midpoint
Income/(loss) per weighted average common share, diluted	$0.08 to $0.10	$0.36 to $0.40	$0.38 to $0.42	($0.02)
FFO per common share and unit, diluted	$0.50 to $0.52	$2.05 to $2.09	$2.05 to $2.09	-
FFO as Adjusted per common share and unit, diluted	$0.50 to $0.52	$2.03 to $2.07	$2.03 to $2.07	-
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.45 to $0.47	$1.87 to $1.91	$1.87 to $1.91	-
Annualized dividend per share and unit		$1.37	$1.37	-

Same-Store Guidance	Full-Year 2019	Prior Guidance	Change from Prior Midpoint
Revenue growth	3.00% - 4.00%	3.00% - 4.00%	-
Expense growth	2.75% - 3.75%	2.75% - 3.75%	-
NOI growth	3.25% - 4.25%	3.25% - 4.25%	-
Physical occupancy	96.8% - 97.0%	96.8% - 97.0%	-
Same-Store homes	37,959	37,959	-

Sources of Funds ($ in millions)	Full-Year 2019	Prior Guidance	Change from Prior Midpoint
AFFO in Excess of Dividends	$158 to $170	$158 to $170	-
Debt, LOC Draw / Paydown and Sales Proceeds	$350 to $550	$100 to $350	$225
Equity Issuance	$192	$0	$192
Cash and cash equivalents	$185	$185	-

Uses of Funds ($ in millions)	Full-Year 2019	Prior Guidance	Change from Prior Midpoint
Debt maturities inclusive of principal amortization [2]	$73	$73	-
Development spending and land acquisitions	$100 to $150	$100 to $150	-
Redevelopment and other non-recurring	$25 to $35	$25 to $35	-
Operations Platform	$25 to $35	$25 to $35	-
Developer Capital Program	$35 to $45	$20 to $30	$15
Acquisitions	$565 to $725	$135 to $350	$403
Revenue enhancing capital expenditures inclusive of Kitchen and Bath	$40 to $45	$40 to $45	-

Other Additions/(Deductions) ($ in millions except per home amounts)	Full-Year 2019	Prior Guidance	Change from Prior Midpoint
Consolidated interest expense, net of capitalized interest and adjustments for FFO as Adjusted	($138) to ($146)	($138) to ($146)	-
Capitalized interest [3]	$3 to $7	$3 to $7	-
General and administrative	($48) to ($52)	($48) to ($52)	-
Total joint venture FFO including fee income, net of adjustments for FFO as Adjusted	$75 to $80	$75 to $80	-
Average stabilized homes	40,200	39,350	850
Recurring capital expenditures per home	$1,210	$1,210	-

(1) See Attachment 16 for definitions and other terms.
(2) Excludes short-term maturities related to the Company's unsecured commercial paper program.
(3) Excludes capitalized interest on joint venture and partnership level debt, which is included in the guidance for "Total joint venture FFO including fee income, net of adjustments for FFO as Adjusted" above.



UDR, Inc.
Definitions and Reconciliations
March 31, 2019
(Unaudited)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Adjusted Funds from Operations ("AFFO") attributable to common stockholders and unitholders: The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures on consolidated communities that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO will enable investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income/(loss) attributable to common stockholders to AFFO is provided on Attachment 2.

Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items as Consolidated Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Interest Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Interest Coverage Ratio - adjusted for non-recurring items as Consolidated EBITDAre – adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Consolidated Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Interest Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items: The Company defines Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by annualized Consolidated EBITDAre - adjusted for non-recurring items. Consolidated EBITDAre - adjusted for non-recurring items is defined as EBITDAre excluding the impact of income/(loss) from unconsolidated entities, adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures and other non-recurring items including, but not limited to casualty-related charges/(recoveries), net of wholly owned communities.

Management considers Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and Consolidated EBITDAre - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDAre): The Company defines EBITDAre as net income/(loss) (computed in accordance GAAP), plus interest expense, including costs associated with debt extinguishment, plus real estate depreciation and amortization, plus other depreciation and amortization, plus (minus) income tax provision/(benefit), net, (minus) plus net gain/(loss) on the sale of depreciable real estate owned, plus impairment write-downs of depreciable real estate, plus the adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures. The Company computes EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts, or Nareit, which may not be comparable to EBITDAre reported by other REITs that do not compute EBITDAre in accordance with the Nareit definition, or that interpret the Nareit definition differently than the Company does. The White Paper on EBITDAre was approved by the Board of Governors of Nareit in September 2017.

Management considers EBITDAre a useful metric for investors as it provides an additional indicator of the Company's ability to incur and service debt, and will enable investors to assess our performance against that of its peer REITs. EBITDAre should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. EBITDAre does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation between net income/(loss) and EBITDAre is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Effective New Lease Rate Growth: The Company defines Effective New Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on new leases commenced during the current quarter.

Management considers Effective New Lease Rate Growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines Effective Renewal Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior effective rent for the prior lease term on renewed leases commenced during the current quarter.

Management considers Effective Renewal Lease Rate Growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines Estimated Quarter of Completion of a development or redevelopment project as the date on which construction is expected to be completed, but it does not represent the date of stabilization.



Attachment 16(B)

UDR, Inc.
Definitions and Reconciliations
March 31, 2019
(Unaudited)

Funds from Operations as Adjusted ("FFO as Adjusted") attributable to common stockholders and unitholders: The Company defines FFO as Adjusted attributable to common stockholders and unitholders as FFO excluding the impact of other non-comparable items including, but not limited to, acquisition-related costs, prepayment costs/benefits associated with early debt retirement, impairment write-downs or gains and losses on sales of real estate or other assets incidental to the main business of the Company and income taxes directly associated with those gains and losses, casualty-related expenses and recoveries, severance costs and legal and other costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to common stockholders to FFO as Adjusted is provided on Attachment 2.

Funds from Operations ("FFO") attributable to common stockholders and unitholders: The Company defines FFO attributable to common stockholders and unitholders as net income/(loss) attributable to common stockholders (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate related to the main business of the Company or of investments in non-consolidated investees that are directly attributable to decreases in the fair value of depreciable real estate held by the investee, gains and losses from sales of depreciable real estate related to the main business of the Company and income taxes directly associated with those gains and losses, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, and the Company's share of unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002 and restated in November 2018. In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP Units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income/(loss) attributable to common stockholders to FFO is provided on Attachment 2.

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Joint Venture Reconciliation at UDR's weighted average ownership interest:

In thousands	1Q 2019
Income/(loss) from unconsolidated entities	$ 49
Management fee	1,221
Interest expense	10,322
Depreciation	15,674
General and administrative	132
West Coast Development JV Preferred Return - Attachment 12(B)	(276)
Developer Capital Program - Other (excludes Alameda Point Block 11)	(3,972)
Other (income)/expense	(81)
Total Joint Venture NOI at UDR's Ownership Interest	**$ 23,069**

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent and other revenues less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense which is calculated as 2.875% of property revenue to cover the regional supervision and accounting costs related to consolidated property operations, and land rent.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income attributable to UDR, Inc. to NOI is provided below.

In thousands	1Q 2019	4Q 2018	3Q 2018	2Q 2018	1Q 2018
Net income/(loss) attributable to UDR, Inc.	$ 24,503	$ 82,139	$ 18,610	$ 20,601	$ 81,756
Property management	7,703	7,280	7,240	7,057	6,888
Other operating expenses	5,646	3,952	3,314	2,825	2,009
Real estate depreciation and amortization	112,468	106,469	107,881	106,520	108,136
Interest expense	33,542	38,226	34,401	31,598	29,943
Casualty-related charges/(recoveries), net	-	(243)	678	746	940
General and administrative	12,467	10,955	11,896	12,373	11,759
Tax provision/(benefit), net	2,212	70	158	233	227
(Income)/loss from unconsolidated entities	(49)	(36)	1,382	2,032	1,677
Interest income and other (income)/expense, net	(9,813)	(1,660)	(1,188)	(1,128)	(2,759)
Joint venture management and other fees	(2,751)	(2,935)	(2,888)	(3,109)	(2,822)
Other depreciation and amortization	1,656	1,616	1,682	1,684	1,691
(Gain)/loss on sale of real estate owned, net of tax	-	(65,897)	-	-	(70,300)
Net income/(loss) attributable to noncontrolling interests	2,099	7,476	1,648	1,843	7,469
Total consolidated NOI	**$ 189,683**	**$ 187,412**	**$ 184,814**	**$ 183,275**	**$ 176,614**



UDR, Inc.
Definitions and Reconciliations
March 31, 2019
(Unaudited)

Non-Mature Communities: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in same-store communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Physical Occupancy: The Company defines Physical Occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Same-Store Communities: The Company defines QTD Same-Store Communities as those communities Stabilized for five full consecutive quarters. These communities were owned and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.

Recurring Capital Expenditures: The Company defines Recurring Capital Expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress that is expected to have a material impact on the community's operations, including occupancy levels and future rental rates.

Redevelopment Projected Weighted Average Return on Incremental Capital Invested: The projected weighted average return on incremental capital invested for redevelopment projects is NOI as set forth in the definition of Stabilization Period for Redevelopment Yield, less Recurring Capital Expenditures, minus the project's annualized NOI prior to commencing the redevelopment, less Recurring Capital Expenditures, divided by the total cost of the project.

Revenue Enhancing Capital Expenditures ("Cap Ex"): The Company defines Revenue Enhancing Capital Expenditures as expenditures that result in increased income generation over time.

Management considers Revenue Enhancing Capital Expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues.

Sold Communities: The Company defines Sold Communities as those communities that were disposed of prior to the end of the most recent quarter.

Stabilization/Stabilized: The Company defines Stabilization/Stabilized as when a community's occupancy reaches 90% or above for at least three consecutive months.

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that have reached Stabilization but are not yet in the same-store portfolio.

Stabilization Period for Development Yield: The Company defines the Stabilization Period for Development Yield as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of the project.

Stabilization Period for Redevelopment Yield: The Company defines the stabilization period for a redevelopment property yield for purposes of computing the Redevelopment Projected Weighted Average Return on Incremental Capital Invested, as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of a project.

Stabilized Yield on Developments: The Company calculates expected stabilized yields on development as follows: projected stabilized NOI less management fees divided by budgeted construction costs on a project-specific basis. Projected stabilized NOI for development projects, calculated in accordance with the NOI reconciliation provided on Attachment 16(B), is set forth in the definition of Stabilization Period for Development Yield. Given the differing completion dates and years for which NOI is being projected for these communities as well as the complexities associated with estimating other expenses upon completion such as corporate overhead allocation, general and administrative costs and capital structure, a reconciliation to GAAP measures is not meaningful. Projected NOI for these projects is neither provided, nor is representative of Management's expectations for the Company's overall financial performance or cash flow growth and there can be no assurances that forecast NOI growth implied in the estimated construction yield of any project will be achieved.

Management considers estimated Stabilized Yield on Developments as a useful metric for investors as it helps provide context to the expected effects that development projects will have on the Company's future performance once stabilized.

Total Revenue per Occupied Home: The Company defines Total Revenue per Occupied Home as rental and other revenues, calculated in accordance with GAAP, divided by the product of occupancy and the number of apartment homes.

Management considers Total Revenue per Occupied Home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

TRS: The Company's taxable REIT subsidiary ("TRS") focuses on development, land entitlement and short-term hold investments. TRS gains on sales, net of taxes, is defined as net sales proceeds less a tax provision and the gross investment basis of the asset before accumulated depreciation.

YTD Same-Store Communities: The Company defines YTD Same-Store Communities as those communities Stabilized for two full consecutive calendar years. These communities were owned and had stabilized operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.



Attachment 16(D)

UDR, Inc.
Definitions and Reconciliations
March 31, 2019
(Unaudited)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team. The following reconciles from GAAP Net income/(loss) per share for full year 2019 and second quarter of 2019 to forecasted FFO, FFO as Adjusted and AFFO per share and unit:

	Full-Year 2019			
	Low		High	
Forecasted net income per diluted share	$	0.36	$	0.40
Conversion from GAAP share count		(0.02)		(0.02)
Depreciation		1.67		1.67
Noncontrolling interests		0.03		0.03
Preferred dividends		0.01		0.01
Forecasted FFO per diluted share and unit	$	**2.05**	$	**2.09**
Legal and other costs		0.01		0.01
Cost associated with debt extinguishment		-		-
Casualty-related charges/(recoveries)		-		-
Joint venture development success fee		(0.01)		(0.01)
Promoted interest on settlement of note receivable, net of tax		(0.02)		(0.02)
Forecasted FFO as Adjusted per diluted share and unit	$	**2.03**	$	**2.07**
Recurring capital expenditures		(0.16)		(0.16)
Forecasted AFFO per diluted share and unit	$	**1.87**	$	**1.91**

	2Q 2019			
	Low		High	
Forecasted net income per diluted share	$	0.08	$	0.10
Conversion from GAAP share count		(0.01)		(0.01)
Depreciation		0.42		0.42
Noncontrolling interests		0.01		0.01
Preferred dividends		-		-
Forecasted FFO per diluted share and unit	$	**0.50**	$	**0.52**
Legal and other costs		-		-
Cost associated with debt extinguishment		-		-
Casualty-related charges/(recoveries)		-		-
Forecasted FFO as Adjusted per diluted share and unit	$	**0.50**	$	**0.52**
Recurring capital expenditures		(0.05)		(0.05)
Forecasted AFFO per diluted share and unit	$	**0.45**	$	**0.47**

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